Form  5                                                    OMB APPROVAL
                                                           OMB Number: 3235-0362
[ ] Check box if no longer                                 Expires:  October 31,
subject to Section 16. Form 4                              2001
or Form 5  obligations                                     Estimated average
may continue.  See instructions 1(b).                      burden hours per
                                                           response 1.0
[X} Form 3 Holdings Reported
[X} Form  4  Transactions  Reported


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                ANNUALS TATEMENTS OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940.

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1.  Name and Address of Reporting Person*

Name:              Beste, Mike
Street:            204 Woodhew Drive
City, State, Zip:  Waco, Texas  78712
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2.  Issuer Name and Tickler or Trading Symbol

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3.  I.R.S. or Soc. Sec. # of reporting Person, if an entity

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4.  State for Month/Year

June, 2002
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5.  If Agreement, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

[ ] Director     [ ] 10% Owner
[X} Officer (give title below)
[ ] Other (specify below)

President - Institutional Division of Life Partners, Inc.
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7.  Individual or Joint/Group Reporting

[X] Form Filed by One Reporting Person
[ ] Form Filed by More than One Reporting Person
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
1. Title of Security  2. Trans-  3. Trans-  4. Securities Acquired (A) or Disposed of  5. Amount of  6. Owner-ship   7. Nature of
(Instr.  3)           action     action     (D)  (Instr.  3,  4  and  5)               Securities    Form: Direct    Indirect Bene-
                      Date       Code                                                  Benefically   (D) or Indirect ficial Owner-
                      (Month/    (Instr.8)                                             Owned at the  (I) (Instr. 4)  ship (Instr.
                      Day/                                    (A) or                   of  Issuer's                  4)
                      Year                     Amount          (D)         Price       Fiscal Year)
                                                                                       3/4)
-----------------------------------------------------------------------------------------------------------------------------------
Common  Stock         4/1/2000       3              -             -        $    -         50,000             D
Common  Stock         6/17/2002     54            300             D        $3.800         49,700             D
Common  Stock         6/18/2002     54          1,000             D        $3.125         48,700             D
Common  Stock         6/18/2002     54          2,000             D        $3.400         46,700             D
Common  Stock         6/20/2002     54          1,000             D        $3.350         45,700             D




                                         /s/Mike Beste
--------------                           ---------------------------------------
                                         Mike Beste
Date                                     **Signature of Reporting Person



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).